Exhibit 99.1

	For the three months ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Earnings:
Total earnings before taxes	$5,945,739	$78,998,419	$68,702,825	$42,916,097	$71,187,876	$99,445,585
Fixed Charges:
Interest and fees paid in connection with borrowed funds	$10,560,521	$46,584,925	$37,058,696	$36,888,578	$33,960,029	$35,140,875

Earnings available to cover fixed charges	$16,506,260	$125,583,344	$105,761,521	$79,804,675	$105,147,905	$134,586,460

Ratio of earnings to fixed charges	1.56	2.70	2.85	2.16	3.10	3.83